UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	FORM 12b-25
	NOTIFICATION OF LATE FILING

SEC File No.  1-14028
CUSIP No.    431032101

(Check One):   X  Form 10-K and Form 10-KSB    __Form 20-F
  Form 11-K       Form 10-Q and Form 10-QSB  __Form N-SAR

For Period Ended:   March 31, 2002

[    ]	Transition Report on Form 10-K
[    ]	Transition Report on Form 20-F
[    ]	Transition Report on Form 11-K
[    ]	Transition Report on Form 10-Q
[    ]	Transition Report on Form N-SAR
For the Transition Period Ended:___________________

	Read Instruction (on back page) Before Preparing Form.
  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contain herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
__________________________________________
PART I -- REGISTRANT INFORMATION

        Highlands Insurance Group, Inc.
Full Name of Registrant
35:
Former Name if Applicable
        1000 Lenox Drive
Address of Principal Executive Office (Street and Number)
         Lawrenceville, New Jersey 08648-0426
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without
unreasonable effort or expense and the registrant seeks
relief pursuant to Rule 12b-25(b), the following should be
completed.  (Check box if appropriate)    X

(a)	The reasons described in reasonable
detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual
report, transition report on Form 10-K, Form 20-F, 11-K or
Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant?s statement or other exhibit
required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why
Forms 10-K, 11-K, 10-Q, N?SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to complete the financial information to be filed with the Registrant?s Form
10-K Annual Report.

	(Attach Extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to
contact in regard to this notification

   Stephen L. Kibblehouse      (609) 895-3009
(Name)	(Area Code)    (Telephone Number)

(2)	Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
  X   Yes ___ No

(3)	Is it anticipated that any significant change
 in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.  See
Attachment A.




	         Highlands Insurance Group, Inc.
	(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	 April 1, 2002            					By:  /s/ Stephen L. Kibblehouse
         							   	Stephen L. Kibblehouse, Chief Executive Officer

INSTRUCTION:  The form may be signed by an
 executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative?s authority to sign on behalf of the registrant shall be filed with the form.

	ATTENTION
	Intentional misstatements or
omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).

	GENERAL INSTRUCTIONS

1.	This form is required by Rule
12b-25 (17 CFR 240.12b-25) of the General
 Rules and Regulations under the Securities
Exchange Act of 1934.

2.	One signed original and four
conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington,
D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.
The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the
form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications
 must also be filed on form 12b-25 but need not restate information that has been correctly furnished.
  The form shall be clearly identified as an amended notification.

5.	Electronic Filers.  This form shall
not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section
232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T
 (Section 232.13(b) of this chapter).

Attachment A

The Company has not completed the preparation
 of its financial statements for 2001. The Company, however, expects to report a net loss of approximately
 $342 million for 2001, as compared to a net loss of approximately $107 million for 2000. The Company's increased loss in 2001 reflects principally loss reserve strengthening, mainly in the fourth quarter of 2001, of the Company's commercial multiple peril, commercial automobile, general liability and workers' compensation lines of business.




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